UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 27, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Myovant Sciences Ltd.

File No. 001-37929 - CF#36627

Myovant Sciences Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 7, 2018, as amended September 17, 2018.

Based on representations by Myovant Sciences Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.5	through August 7, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office